June 21, 2021 VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:      David Burton

Kevin Vaughn

Jane Park

Suzanne Hayes

Re:	Omega Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted May 10, 2021
CIK No. 0001850838

Ladies and Gentlemen:

On behalf of our client, Omega Therapeutics, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1, which was initially submitted to the Commission on a confidential basis on May 10, 2021 (the “Draft Submission”).

Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Mahesh Karande, the Company’s President and Chief Executive Officer, dated June 9, 2021. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

The numbered paragraphs in italics below set forth the Staff’s comments with the Company’s responses following. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

June 21, 2021

Overview, page 1

1.

Please revise the opening paragraph to provide context and balance to your disclosure that you are an “early-stage” biopharmaceutical company and to highlight that your operations are preclinical in nature.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 1, 100 and 115 of Amendment No. 1.

2.

We note your statement on page 1 that you believe your platform will “fundamentally transform human medicine” and has “broad potential applicability across a range of diseases and conditions.” Please place this selected disclosure in its proper context by revising your Summary disclosure to make it clear, per your disclosure of your intellectual property, that your in-licensed patents relate to specific diseases and conditions, such as HCC and NSCLC.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s in-licensed patents primarily relate to the Company’s platform technology. The Company has revised the disclosure related to its in-licensed patents for its platform technology on pages 138 and 139.

3.

Please clarify the meaning or scientific or technical terms the first time they are used in the Summary and the Business sections or in close proximity thereto in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by oncogenes, HCC xenograts, lipid excipients, effector proteins and cationic and ionizable LNPs.

Response: The Company respectfully acknowledges the Staff’s comment and in response has added a section titled “Certain Definitions” beginning on page ii of Amendment No. 1.

4.

Please replace your statement that you have achieved in vivo proof of concept with an objective description of your preclinical results and remove the prediction that you expect to achieve in vivo preclinical proof-of-concept for multiple additional programs in                     . You may indicate when you expect to complete in vivo studies but not the results of such studies.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 1, 100, 115, 119 and 125 of Amendment No. 1.

June 21, 2021

Advantages of Omega Platform, page 3

5.

Please balance your disclosure with equally prominent disclosure of the disadvantages of your platform, including clinical data relating to novel products can be difficult to analyze and approval of novel products can be more expensive and take longer.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 4, 22 and 125 of Amendment No. 1.

Our Portfolio, page 4

6.

Please revise your pipeline table on pages 4 and 113 to limit the preclinical phases presented as separate columns to two, discovery and preclinical trials, and to include separate columns for each of the Phase 1, 2 and 3 trials. We also note that your Summary pipeline table contains text that is difficult to read. Please revise to increase the font size and clarify which candidate(s) the text relates to.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 4 and 116 of Amendment No. 1.

7.

We note the inclusion of several product candidates relating to the treatment of relating to the corneal regeneration, idiopathic pulmonary fibrosis and small cell lung cancer diseases with undisclosed targets in the second, fourth and seventh rows in your Summary pipeline table. Given the lack of disclosure related to these programs, please explain why these programs are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please expand your disclosure in your Business section to provide a more fulsome discussion of these programs, including a description of preclinical studies or development activities conducted. Alternatively, remove any programs that not currently material from your pipeline table on pages 4 and 113.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 5, 117, 127, 129 and 133 of Amendment No. 1. The Company respectfully advises the Staff that its programs in corneal regeneration, idiopathic pulmonary fibrosis and small cell lung cancer are material to the Company’s business, as the Company has done extensive research into each of these programs and plans to advance these programs in the near term.

Developments by competitors may render our products or technologies obsolete..., page 47

8.

We note your disclosure on page 48 and 133 that several of your competitors are developing technologies focused on gene-expression control using various technologies. Please disclose whether any of your competitors are developing gene-expression therapies for the treatment of diseases such as HCC, NSCLC and ARDS.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 49 and 137 of Amendment No. 1.

June 21, 2021

Our restated certificate of incorporation will designate specific courts as the exclusive forum..., page 85

9.

We note your disclosure that your forum selection provision in your restated certificate of incorporation may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with you and may discourage such lawsuits. Please revise this risk factor and your disclosure on page 179 to discuss that there is also a risk that your forum selection provision may result in increased costs for investors to bring a claim.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 87 and 186 of Amendment No. 1.

Use of Proceeds, page 90

10.

Please revise to identify the specific product candidates for which you intend to use the proceeds of the offering, quantify the approximate amount of proceeds you intend to allocate toward each and indicate how far the proceeds from the offering will allow you to proceed with the continued development of each programs.

Response: The Company respectfully acknowledges the Staff’s comment and will respond to this comment in a subsequent amendment when it has more information about the size of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 103

11.

We note your disclosure on page 102 that you do not track research and development expenses on a program by program basis. In light of the significant increase in research and development expenses, please revise to provide a breakdown of your research and development expenses by type of expense.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 104-106 of Amendment No. 1.

Hepatocellular Carcinoma, page 125

12.

We refer to your disclosure on pages 126 and 127 regarding your preclinical studies comparing your product candidate OTX-2002 with sorafenib. Please expand your disclosure to the disclose any observed adverse side effects and the primary and secondary endpoints, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 130 and 131 of Amendment No. 1. The Company further respectfully advises the Staff that the purpose of these preclinical studies was to evaluate OTX-2002 anti-tumor activity (tumor growth inhibition) and tolerability (body weight change) in vivo and the studies did not have formally defined primary or secondary endpoints.

June 21, 2021

Manufacturing, page 131

13.

We refer to your disclosure on page 132 regarding a third-party provider with extensive LNP intellectual property and a highly experienced CDMO that will manufacture your product candidates that you will rely on for your delivery technology. To the extent you are dependent on the third-party provider with extensive LNP intellectual property, please identify the party and file any agreements as exhibits to the registration statement. See Item 101(h)(4)(v) and Item 601(b)(10) of Regulation S-K. Alternatively, provide an analysis supporting your degermation that such information is not required.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 136 of Amendment No. 1. The Company will also file the agreement with Acuitas Therapeutics, Inc., the company from which it is licensing its LNP technology, in a subsequent amendment.

Intellectual Property, page 133

14.

We refer to your disclosure on pages 134 and 135 regarding your patent portfolio for specified products and technologies. For each of the product and technology areas identified, please clarify your disclosure to specify the number of patents and/or patent applications, whether such patents or patent applications are owned or licensed, as well as the applicable jurisdiction for each group of patents or patent applications. You also disclose on page 133 that all patents and patent applications in your patent portfolio will expire between 2035 and 2042. Please specify when you expect the patents issuing from patent applications in each category of your patent portfolio to expire.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 138-140 of Amendment No. 1.

15.

We note your disclosure on page 135 regarding other patent applications relating to novel OEC compositions and their use for treating additional disorders, including other cancers, inflammatory disorders, neurological and metabolic disorders. Please specify the number of patent applications, whether they are owned or licensed, and applicable jurisdiction of such patent applications.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 140 of Amendment No. 1.

June 21, 2021

License Agreement with Flagship, page 135

16.

You disclose on page 135 that you assigned to Flagship certain foundational intellectual property (“Foundational IP”) and obtained an exclusive, royalty-bearing license from Flagship under such Foundational IP to develop any product thereof. Please expand your disclosure to describe the nature, scope and expiration of intellectual property comprising the Foundational IP. Additionally describe your obligations under the Flagship agreement.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on page 141 of Amendment No. 1.

17.

We note your disclosure on page 136 regarding the Flagship license agreement. Please expand your disclosure of the type of product or technology that the licensed patents relate to and when the last-to-expire licensed patent is scheduled to expire.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on page 141 of Amendment No. 1.

18.

Please expand your disclosure on page 136 of the intellectual property that is jointly conceived by you and Flagship, including who is responsible for the clinical development of such intellectual property included within the scope of the license.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on page 141 of Amendment No. 1.

Exclusive and Co-Exclusive License Agreements with WIBR, page 136

19.

Please revise your disclosure to specify the aggregate amounts paid to date (including the payment of any upfront or execution fees), when the last-to-expire patent is scheduled to expire and the royalty term, as applicable, under your exclusive license agreement with WIBR.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on page 142 of Amendment No. 1.

20.

We refer to your disclosure on page 136 regarding your co-exclusive license agreement with WIBR. Please revise your disclosure to disclose when the last-to expire licensed patent is scheduled to expire, the royalty term and the aggregate amounts paid to date under the license agreement (including payment of any upfront or execution fees). We also note your disclosure on page 136 that your co-exclusive rights under the WIBR Co-Exclusive Agreement will become exclusive if the co-exclusive license agreement between WIBR and the co-exclusive licensee is terminated. Please expand your disclosure of the termination provisions of your co-exclusive license agreement with WIBR.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 141 and 142 of Amendment No. 1.

June 21, 2021

21.	Please describe the nature of an invention that would result in the third party to the SRA obtaining non-exclusive rights to the licensed patents.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 142 of Amendment No. 1. The Company respectfully advises the Staff that the Company is not obligated to provide non-exclusive rights to licensed patents to the third party to the SRA with respect to such an invention. Instead, the Company is obligated not to sue the third party for infringement of the patent rights license to the Company with respect to such an invention. The Company further advises the Staff that it is not party to the SRA and is, therefore, unable to provide more detail on the type of invention that may be subject to such covenant.

22.

You disclose on page 136 that your co-exclusive rights under the WIBR Co-Exclusive Agreement will become exclusive if the co-exclusive license agreement between WIBR and the co-exclusive licensee is terminated. Please expand your disclosure of the termination provisions of your Co-Exclusive Agreement with WIBR.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 143 of Amendment No. 1.

Agreements with Acuitas, page 138

23.

We refer to your disclosure on page 138 regarding your development and option agreement with Acuitas. Please disclose when the last-to-expire licensed patent under the second option are scheduled to expire. With respect to your disclosure of the Acuitas license agreement, please revise to disclose the aggregate amounts paid to date and when the last-to-expire licensed patent is scheduled to expire. We also note your disclosure on page 66 that you depend substantially on your license agreements, including your Acuitas license agreement. Please file the Acuitas option and license agreements as exhibits to the registration statement or provide analysis as to why it would not be required under Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosures on pages 143 and 144 of Amendment No. 1. The Company will also file the agreement with Acuitas Therapeutics, Inc. in a subsequent amendment.

Note 2—Summary of Significant Accounting Policies

Stock-based Compensation, page F-11

24.

Once you have an estimated offering price or range, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including the stock options, warrants and other stock-based compensation, as well as beneficial conversion features. Please discuss with the staff how to submit your response.

June 21, 2021

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with the analysis requested once the Company has an estimated offering price range.

General

25.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide to the Staff supplementally and under separate cover copies of all written communications presented or expected to be presented by the Company, or anyone authorized by the Company, to potential investors in reliance on Section 5(d) of the Securities Act, whether or not the Company retained or intends to retain copies of the communications.

Please do not hesitate to contact me at (617) 948-6027 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Wesley C. Holmes
Wesley C. Holmes of LATHAM & WATKINS LLP

cc:	Mahesh Karande, Omega Therapeutics, Inc.
Peter N. Handrinos, Latham & Watkins LLP
Seo Salimi, Goodwin Procter LLP